EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
July 9, 2012

3.	News Release
July 9, 2012 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced that the Company is undertaking a significant workforce reduction as a response to the recently announced termination of Merck's development efforts relating to the vernakalant oral program.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Title: Phone No.:	Curtis Sikorsky Chief Financial Officer 604-677-6905

9.	Date of Report
July 16, 2012

Per:	“Curtis Sikorsky”
Curtis Sikorsky, Chief Financial Officer